EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS THIRD QUARTER RESULTS

TORONTO, Ontario (October 18, 2002) – Masonite International Corporation today announced its results for the third quarter ended September 30, 2002. Masonite International Corporation reports in U.S. dollars.

Third Quarter Highlights

o	Sales increase 18% to $428 million
o	Organic sales growth represents 55% of increase
o	EBITDA increases 55%
o	EBITDA margin increases from 10.3% to 13.6%
o	EBIT increases 62%
o	EBIT margin increases from 8.0% to 11.0%
o	Net Income (excluding non-recurring items) increases 69%
o	Earnings per share (excluding non-recurring items) increases 52%
o	Debt to equity ratio improves to 1.0 to 1.0 at September 30, 2002 from 1.8 to 1.0 at September 30, 2001

Nine Month Highlights

o	Sales increase 17% to $1,224 million
o	Organic sales growth represents 50% of increase
o	EBITDA increases 58%
o	EBITDA margin increases from 9.6% to 12.9%
o	EBIT increases 64%
o	EBIT margin increases from 7.3% to 10.2%
o	Net Income (excluding non-recurring items) increases 73%
o	Earnings per share (excluding non-recurring items) increases 51%

Unaudited Financial Summary
 (in millions of dollars except per share amounts)
Three Months Ended

	9/30/02	9/30/01	Increase

Reported
SALES	$427.7	$362.9	18%
EBITDA	$58.1	$37.4	55%
EBIT	$47.0	$29.1	62%
INTEREST EXPENSE	$10.9	$8.0	36%
NET INCOME	$29.2	$3.8	658%
EPS	$0.55	$0.08	588%

Excluding Non-Recurring Items
SALES	$427.7	$362.9	18%
EBITDA	$58.1	$37.4	55%
EBIT	$47.0	$29.1	62%
INTEREST EXPENSE	$10.9	$8.0	36%
NET INCOME	$24.8	$14.7	69%
EPS	$0.47	$0.31	52%

Unaudited Financial Summary
 (in millions of dollars except per share amounts)
Nine Months Ended

	9/30/02	9/30/01	Increase

Reported
SALES	$1,223.7	$1,043.6	17%
EBITDA	$157.7	$99.8	58%
EBIT	$124.6	$76.0	64%
INTEREST EXPENSE	$34.4	$20.8	65%
NET INCOME	$67.3	$25.6	163%
EPS	$1.29	$0.57	126%

Excluding Non-Recurring Items
SALES	$1,223.7	$1,043.6	17%
EBITDA	$157.7	$99.8	58%
EBIT	$124.6	$76.0	64%
INTEREST EXPENSE	$34.4	$20.8	65%
NET INCOME	$63.0	$36.4	73%
EPS	$1.21	$0.80	51%

Sales for the three month period ended September 30, 2002 were $427.7 million, an 18% increase over the $362.9 million reported in the same period in 2001. Internal growth in the quarter accounted for approximately 55% of the increase in sales. For the nine months ended September 30, 2002 sales were $1,223.7 million, a 17% increase over the $1,043.6 million reported in the same period in 2001. Internal growth for the nine month period accounted for approximately 50% of the increase in sales.

Excluding non-recurring items, net income for the three month period ended September 30, 2002 was $24.8 million compared to $14.7 million reported in the same period in 2001. Excluding non-recurring items, earnings per share were $0.47 for the three month period compared to $0.31 per share in the same period in the prior year. Excluding non-recurring items, net income for the nine month period ended September 30, 2002 was $63.0 million compared to $36.4 million reported in the same period in 2001. Excluding non-recurring items, earnings per share were $1.21 for the nine month period compared to $0.80 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer stated, “We are extremely pleased with the 10% organic growth rate and the continued margin improvement experienced in the third quarter. The balance sheet has strengthened significantly with debt declining by approximately $60 million from the end of the second quarter. The debt to equity ratio improved to 1.0 to 1.0 at the end of the third quarter this year compared to 1.8 to 1.0 at the end of September, 2001. It has been a little over a year since the acquisition of Masonite Corporation by Premdor Inc. and the integration and the benefits of the combination are proceeding as expected.”

In the third quarter and as previously reported, Masonite entered into an agreement with SunTrust Bank of Atlanta to amend its existing senior secured credit facility. The underwritten agreement enabled Masonite to prepay in full the principal and interest on its subordinated long-term debt of $125.6 million for $105.0 million. The subordinated long-term debt carried an interest rate of 11.25% and was incurred to acquire Masonite Corporation in August 2001. The amended agreement also enabled the Company to reduce interest rates on the senior secured credit facility.

After the transaction, Masonite’s total available debt consists of $700 million in senior secured facilities of which $583 million was outstanding on September 30, 2002. When compared to the Company’s previous financing structure, the annual cost savings from this transaction are expected to be approximately $8.0 million after tax and are expected to result in an annual increase in earnings per share of approximately $0.15.

As a result of the prepayment of the subordinated long-term debt and the refinancing in the third quarter of 2002, the Company recorded a net pre-tax gain of $3.0 million which consists of a gain on the settlement of the subordinated long-term debt of $20.6 million less the write off of the deferred financing costs of $17.6 million. After tax, the net gain was approximately $4.4 million ($0.08 per share) and is a result of differing tax rates being applied to the components of the gain. In the third quarter of 2001, the Company incurred a debt extinguishment charge of $17.4 million as a result of a make whole payment related to paying off previously incurred senior notes.

Commencing in 2002, in accordance with current accounting standards, goodwill is no longer amortized. Had this accounting standard been adopted in 2001, earnings per share in 2001 would have been $0.02 higher in the third quarter and $0.05 higher for the nine month period ending September 30.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of nine months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$1,223,708	$1,043,597
Cost of goods sold	953,088	854,741

	270,620	188,856
Selling, general and administration	112,889	89,071

Income before undernoted items	157,731	99,785
Depreciation and amortization	33,167	23,807

Income before interest and income taxes	124,564	75,978
Interest	34,421	20,832
(Gain) loss on refinancing, net	(2,990)	17,370

	93,133	37,776
Income taxes	20,174	8,661

	72,959	29,115
Non-controlling interest	5,625	3,508

Net income	67,334	25,607

Retained earnings, beginning of period	206,311	166,851

Retained earnings, end of period	$273,645	$192,458

Earnings per share	$1.29	$0.57

Diluted earnings per share	$1.25	$0.57

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended September 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001

Sales	$427,680	$362,933
Cost of goods sold	329,237	295,289

	98,443	67,644
Selling, general and administration	40,371	30,218

Income before undernoted items	58,072	37,426
Depreciation and amortization	11,063	8,360

Income before interest and income taxes	47,009	29,066
Interest	10,883	7,997
(Gain) loss on refinancing, net	(2,990)	17,370

	39,116	3,699
Income tax expense (recovery)	7,467	(1,571)

	31,649	5,270
Non-controlling interest	2,473	1,421

Net income	29,176	3,849

Retained earnings, beginning of period	244,469	188,609

Retained earnings, end of period	$273,645	$192,458

Earnings per share	$0.55	$0.08

Diluted earnings per share	$0.53	$0.08

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	September 30	December 31
	2002	2001

ASSETS
Cash	$55,951	$40,611
Accounts receivable	233,282	201,765
Inventories	281,929	256,689
Income taxes recoverable	2,828	2,138
Prepaid expenses	12,433	12,055
Future income taxes	14,198	20,479
Assets held for sale	22,090	117,542

	622,711	651,279
Property, plant and equipment	669,628	614,216
Other assets	147,359	173,985
Future income taxes	9,503	2,806

	$1,449,201	$1,442,286

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank and other indebtedness	$4,308	$105,377
Accounts payable	241,430	217,814
Current portion of long-term debt	35,692	16,177

	281,430	339,368
Long-term debt	543,122	473,703
Subordinated long-term debt	—	117,716
Non-controlling interest	25,658	28,125
Future income taxes	82,691	78,152

	932,901	1,037,064

Common stock	257,310	236,262
Retained earnings	273,645	206,311
Foreign currency translation	(14,655)	(37,351)

	516,300	405,222

	$1,449,201	$1,442,286

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of nine months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Cash flow provided by (used in) operating activities
Net income for the period	$67,334	$25,607
Depreciation and amortization	33,167	23,807
Accretion of interest	7,840	1,079
Gain on refinancing, net	(2,990)	—
Non-controlling interest	5,625	3,508
Cash reinvested in working capital and other	(17,376)	(6,378)

	93,600	47,623

Cash flow provided by (used in) investing activities
Proceeds from sale of assets	102,219	—
Additions to property, plant and equipment, net	(24,054)	(17,793)
Acquisitions	(14,928)	(320,971)
Other investing activities	(16,344)	(13,140)

	46,893	(351,904)

Cash flow provided by (used in) financing activities
Proceeds from issue of common stock	10,067	63,482
Net change in bank and other indebtedness	(101,069)	(16,227)
Net (repayment) issue of long-term debt	(41,167)	286,226

	(132,169)	333,481

Foreign currency translation adjustment	7,016	(2,833)

Increase in cash	15,340	26,367
Cash, beginning of period	40,611	3,878

Cash, end of period	$55,951	$30,245

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Cash flow provided by (used in) operating activities
Net income for the period	$29,176	$3,849
Depreciation and amortization	11,063	8,360
Accretion of interest	1,119	1,079
Gain on refinancing, net	(2,990)	—
Non-controlling interest	2,473	1,421
Cash from working capital and other	22,424	8,680

	63,265	23,389

Cash flow provided by (used in) investing activities
Additions to property, plant and equipment, net	(7,915)	(7,282)
Acquisitions	(1,020)	(320,971)
Other investing activities	(6,766)	(12,840)

	(15,701)	(341,093)

Cash flow provided by (used in) financing activities
Proceeds from issue of common stock	538	63,482
Net change in bank and other indebtedness	(1,915)	(2,696)
Net (repayment) issue of long-term debt	(34,964)	284,802

	(36,341)	345,588

Foreign currency translation adjustment	(4,099)	1,629

Increase in cash	7,124	29,513
Cash, beginning of period	48,827	732

Cash, end of period	$55,951	$30,245

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION

Period of nine months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Sales
North America	$1,028,386	$882,776
Europe	195,322	160,821

	$1,223,708	$1,043,597

Segment operating income
North America	$123,887	$83,716
Europe	21,250	9,031

	145,137	92,747

Expenses
General	20,573	16,769
Interest and gain/loss on refinancing, net	31,431	38,202
Income taxes	20,174	8,661
Non-controlling interest	5,625	3,508

	77,803	67,140

Net Income	$67,334	$25,607

Product Line Segment Data

Sales:
Interior products	$809,418	$670,751
Exterior products	414,290	372,846

	$1,223,708	$1,043,597

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended September 30
(In thousands of U.S. dollars)

	2002	2001

Sales
North America	$361,435	$309,779
Europe	66,245	53,154

	$427,680	$362,933

Segment operating income
North America	$46,154	$31,575
Europe	7,480	2,940

	53,634	34,515

Expenses
General	6,625	5,449
Interest and gain/loss on refinancing, net	7,893	25,367
Income tax expense (recovery)	7,467	(1,571)
Non-controlling interest	2,473	1,421

	24,458	30,666

Net Income	$29,176	$3,849

Product Line Segment Data

Sales:
Interior products	$273,391	$224,023
Exterior products	154,289	138,910

	$427,680	$362,933